UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

Pinstripes Holdings, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

06690B107

(CUSIP Number)

September 4, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Oaktree Value Equity Fund, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,296,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,296,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,296,000 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 3.1% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 1,296,000 shares of class A common stock (“Class A Shares”), issuable upon exercise of an equivalent number of Warrants (as defined in Item 4).
(2)

Calculated based upon an aggregate of 40,087,785 Class A Shares outstanding, as disclosed in the Issuer’s Form 10-Q filed with the SEC on September 4, 2024, as increased by 1,296,000 Class A Shares issuable in respect of an equivalent number of Warrants.

1.	Names of Reporting Persons Oaktree Capital Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,296,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,296,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,296,000 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 3.1% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 1,296,000 Class A Shares issuable upon exercise of an equivalent number of Warrants.
(2)

Calculated based upon an aggregate of 40,087,785 Class A Shares outstanding, as disclosed in the Issuer’s Form 10-Q filed with the SEC on September 4, 2024, as increased by 1,296,000 Class A Shares issuable in respect of an equivalent number of Warrants.

1.	Names of Reporting Persons Oaktree Capital Group Holdings GP, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,296,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,296,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,296,000 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 3.1% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 1,296,000 Class A Shares issuable upon exercise of an equivalent number of Warrants.
(2)

Calculated based upon an aggregate of 40,087,785 Class A Shares outstanding, as disclosed in the Issuer’s Form 10-Q filed with the SEC on September 4, 2024, as increased by 1,296,000 Class A Shares issuable in respect of an equivalent number of Warrants.

1.	Names of Reporting Persons Brookfield Asset Management ULC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Columbia, Canada

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,296,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,296,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,296,000 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 3.1% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 1,296,000 Class A Shares issuable upon exercise of an equivalent number of Warrants.
(2)

Calculated based upon an aggregate of 40,087,785 Class A Shares outstanding, as disclosed in the Issuer’s Form 10-Q filed with the SEC on September 4, 2024, as increased by 1,296,000 Class A Shares issuable in respect of an equivalent number of Warrants.

Item 1(a).	Name of Issuer

Pinstripes Holdings, Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices

400 Skokie Blvd., Suite 820 Northbrook, IL 60062

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Oaktree Value Equity Fund, L.P. (“Oaktree VEF”);

(ii)  Oaktree Capital Holdings, LLC (“OCH”);

(iii)  Oaktree Capital Group Holdings GP, LLC (“OCGH,” and together with each of the foregoing, the “Oaktree Parties”); and

(iv) Brookfield Asset Management ULC.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The principal business address of each of the Oaktree Parties is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

The principal business address of Brookfield Asset Management ULC is Brookfield Place, Suite 100, 181 Bay Street P.O. Box 762 Toronto, Ontario, Canada, M5J2T3.

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A common stock, par value $0.0001 per share

Item 2(e).	CUSIP Number

06690B107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)   Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)  Percent of Class:

See responses to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Oaktree VEF directly holds 3,087,250 warrants to acquire Class A Shares (“Warrants”). OCH is the indirect manager of Oaktree VEF, OCGH is the manager of OCH, and Brookfield Asset Management ULC is the indirect owner of class A units of OCH; in such capacities, each of OCH, OCGH, and Brookfield Asset Management ULC may be deemed to beneficially own the reported securities.

Each Warrant is exercisable for one Class A Share, subject to a 4.8% exercise limitation set forth in the Loan Agreement between Oaktree Fund Administration, LLC and the Issuer, dated December 29, 2023, as increased to 9.8% pursuant to the notice to the Issuer, dated September 4, 2024, from Oaktree Capital Management, LP, acting on behalf of the Reporting Persons. In this regard, effective November 4, 2024, the Warrants can be exercised only to the extent that, after giving effect to such exercise, the aggregate amount of Class A Shares beneficially owned by the Reporting Persons and their affiliates does not exceed 9.8% of the outstanding Class A Shares (the “Blocker”). On January 8, 2024, Brookfield Property Partners L.P. filed a Schedule 13G with the SEC (the “Brookfield 13G”) and reported ownership of 2,759,932 Class A Shares. As Brookfield Property Partners L.P. may be deemed an affiliate of the Reporting Persons, the number of Class A Shares that can be acquired upon exercise of the Warrants, as subject to the Blocker, is 1,296,000, which, when aggregated with the Class A Shares reported on the Brookfield 13G, would represent beneficial ownership of 9.8% of the outstanding Class A Shares.

All calculations of beneficial ownership reported herein are based upon an aggregate of 40,087,785 Class A Shares outstanding, as disclosed in the Issuer’s Form 10-Q filed with the SEC on September 4, 2024, as increased by 1,296,000 Class A Shares issuable in respect of 1,296,000 Warrants.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2024

Oaktree Value Equity Fund, L.P.

By: Oaktree Value Equity Fund GP, L.P.
Its: General Partner

By: Oaktree Value Equity Fund GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Evan Kramer
Name:	Evan Kramer
Title:	Vice President

Oaktree Capital Holdings, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

Oaktree Capital Group Holdings GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

Brookfield Asset Management ULC

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director, Legal & Regulatory

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional join acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: September 11, 2024

Oaktree Value Equity Fund, L.P.

By: Oaktree Value Equity Fund GP, L.P.
Its: General Partner

By: Oaktree Value Equity Fund GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Evan Kramer
Name:	Evan Kramer
Title:	Vice President

Oaktree Capital Holdings, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

Oaktree Capital Group Holdings GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

Brookfield Asset Management ULC

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director, Legal & Regulatory